Exhibit 99.1

ADVANCED ACCELERATOR APPLICATIONS

French Société Anonyme with a share capital of €7,855,621.10

Registered office: 20, rue Diesel – 01630 SAINT GENIS POUILLY

441 417 110 RCS BOURG-EN-BRESSE

(The “Company”)

Translation of the original French text

for the convenience of AAA Shareholders

Agenda of the extraordinary shareholders’ meeting of September 26, 2016

1.	Delegation of authority to be granted to the Board of Directors to issue, with waiver of the shareholders’ preferential subscription rights, shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code to the benefit of a determined category of persons who meet certain criteria;

2.	Delegation of authority to be granted to the Board of Directors to issue, with waiver of the shareholders’ preferential subscription rights, shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code through private placements in accordance with Article L. 411-2 II of the French Monetary and Financial Code;

3.	Delegation of authority to be granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase without preferential subscription rights;

4.	Delegation of authority to be granted to the Board of Directors to decide the issuance, with waiver of the shareholders’ preferential subscription rights, of shares or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code reserved for members of saving plans;

5.	Global maximum nominal amount of the issuances that could be completed pursuant to the delegations granted in resolutions 1 to 4 above and in resolution resolution n° 3 approved by the Extraordinary Shareholders’ Meeting held on May 26, 2016 ;

6.	Authorization to conclude all required administrative formalities.

The Board of Directors recommends approval of resolutions 1, 2, 3, 5 and 6

and

to reject resolution 4.

ADVANCED ACCELERATOR APPLICATIONS

French Société Anonyme with a share capital of €7,855,621.10

Registered office: 20, rue Diesel – 01630 SAINT GENIS POUILLY

441 417 110 RCS BOURG-EN-BRESSE

Translation of the original French text

for the convenience of AAA Shareholders

RESOLUTIONS TO BE TAKEN IN THE COURSE OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

First resolution (Delegation of authority to be granted to the Board of Directors to issue with waiver of the shareholders’ preferential subscription rights shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code to the benefit of a determined category of persons who meet certain criteria)

Pursuant to the quorum and majority requirements of Extraordinary Shareholders’ Meetings, in accordance with Articles L. 225-129 et seq. of the French Commercial Code including Article L. 225-129-2, L. 225-135, L. 225-138 and in accordance with Article L. 228-91 et seq. of the French Commercial Code, the Shareholders’ Meeting, having considered the report of the Board of Directors and the special report of the statutory auditors, having acknowledged that the share capital is fully paid-up:

1.	delegates its authority to the Board of Directors to decide at its own initiative, on one or more occasions, in France or abroad, in such proportions and at such times as the Board of Directors shall determine, in euro or in another currency or monetary unit established by reference to a number of currencies, with or without any premium, for valuable consideration, the issuance of (i) ordinary shares or (ii) securities governed by Article L. 228-92 alinea 1 of the French Commercial Code (a) giving access immediately or in the future, at any time or on a fixed date, through subscription, conversion, exchange, redemption, presentation of a warrant or by any other means, to shares of the Company or (b) entitling its holder to the allotment of debt securities, it being stipulated that subscription for such shares and other securities may be in cash, by the set-off of debts or in part by the capitalization of reserves, profits or premiums;

2.	sets the period of validity of this delegation of authority to 18 months from the date hereof;

3.	resolves to cancel the preferential subscription right of shareholders in respect of the securities which may be issued pursuant to this delegation and to reserve the subscription to such shares and securities to the following category of persons:

•	any bank, credit institution or other financial institution undertaking to subscribe to or underwrite a share capital increase or any issuance of securities giving access to the share capital of the Company which could be performed pursuant to this delegation of authority; and

•	any natural person or any legal person who is used to investing in the pharmaceutical or the biotechnology sector, principally or on an ancillary basis.

4.	resolves to set the following limits to capital increases in the event the Board of Directors uses this delegation of authority:

•	the maximum nominal amount of the capital increase(s) that may be carried out immediately or in the future pursuant to this authorization is set to €1,200,000 (i.e., for information purposes the equivalent of 12 million ordinary shares or circa 15.28% of the Company’s share capital as of the date of this Meeting);

•	these limits will be increased, if necessary, by the nominal amount of ordinary shares that may be issued in order to protect the rights of holders of securities giving access to the share capital of the Company or beneficiaries of options conferring the right to subscribe new shares or options conferring the right to buy existing shares or beneficiaries of performance shares, in accordance with applicable law or regulations or applicable contractual provisions;

•	the nominal amount of the capital increase(s) that may be carried out pursuant to this delegation of authority will count towards the global limit set in the fifth resolution below, or, as the case may be, the global limit which might be set in a similar resolution that may supersede this resolution during the period of validity of this delegation;

5.	resolves to set the following limits to the issuance of debt securities in the event the Board of Directors uses this delegation of authority:

•	the maximum nominal amount of debt securities that may be issued, immediately or in the future, pursuant to this delegation of authority is set to € 100 million, or the equivalent in any other currency or monetary unit established by reference to several currencies;

•	this limit will be increased, if necessary, by any redemption premium in excess of the par value;

•	this limit is independent from the amount of debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Articles L. 228-36-A, L. 228-40, L. 228-92 alinea 3, L. 228-93 alinea 6 and L. 228-94 alinea 3 of the French Commercial Code;

•	the nominal amount of any debt securities that may be issued pursuant to this delegation of authority will count towards the global limit set in the fifth resolution below, or, as the case may be, the global limit which might be set in a similar resolution that may supersede this resolution during the period of validity of this delegation;

6.	formally notes that this delegation of authority entails an unconditional cancellation, in favor of the holders of securities giving access to the capital of the Company, of the shareholders’ preferential subscription rights in respect of the shares to which the said securities will give access to;

7.	decides that the issuance price of the shares or securities that may be issued pursuant to the present delegation will be determined by the Board based as follow:

•	the subscription price of a new share or a new security will result from offer and demand (book building process, as applicable);

8.	resolves that the Board of Directors will have all necessary powers to implement this delegation of authority, and in particular to:

•	decide to increase the capital and/or determine the securities to be issued and the nature and number of the ordinary shares and securities to be issued, their characteristics (in particular the terms for exercising any rights attached, as the case may be, to shares or securities to be issued), the price, the amount of the issuance premium and the other terms and conditions of the issuance, and, in particular, set the date, which may be retrospective, from which the new shares will rank for dividend;

•	decide, in the case of the issuance of bonds or other debt instruments governed by Article L. 228-92 alinea 1 of the French Commercial Code, whether they are subordinated or not (and, if so, their rank of subordination, in accordance with Article L. 228-97 of the French Commercial Code), set their interest rate (interest rate which may be fixed or variable, or zero-coupon or indexed), specify, if applicable, any circumstances of compulsory or optional suspension or cancellation of interest payments, stipulate their term (fixed or perpetual), and the possibility of a reduction or increase in their nominal value, and set the other terms of issuance (including the granting of guarantees or security interests) and of amortization (including the possibility of redemption by delivery of Company’s assets);

•	decide, if necessary, that such securities may be accompanied by warrants entitling their holders to the allotment, acquisition or subscription of bonds or other debt instruments, or provide the capacity for the Company to issue debt securities (fungible or not) in lieu of interest payment suspended by the Company, or take the form of complex debt instruments in the sense understood by the market authorities (for example, due to their redemption or remuneration terms or other rights such as indexation or option rights);

•	amend, during the life of the relevant securities, the above terms, in compliance with the applicable formalities;

•	determine the method of payment for the shares or securities to be issued immediately or in the future;

•	set the terms on which the Company will have, at any time or during specified periods, the right to purchase or exchange the securities issued or to be issued on the stock exchange, whether or not such purchase or exchange be made with a view to cancellation thereof in accordance with the law;

•	set the list of the beneficiaries of the issuance within the abovementioned category of persons and the number of securities to be granted to each of them;

•	allow for the option of suspending the exercise of the rights attached to the issued securities as permitted by relevant laws and regulations;

•	charge the costs of the capital increase to the amount of the associated premiums and deduct from said amount the sums necessary to fund the statutory reserve (“réserve légale”) up to 10% of the new amount of capital resulting from the capital increase, the remaining sums being available for allocation as the Board of Directors or the Ordinary Shareholders’ Meeting may determine;

•	make all adjustments in order to take account of the impact of transactions on the Company’s share capital, in particular in the event of a change in the nominal value of the share, capital increase through capitalization of reserves, free allotment of performance shares, stock split or reverse stock split, distribution of dividend, reserves or premiums or any other assets, redemption of capital, or any other transaction affecting shareholders’ equity or the share capital, and set all other conditions under which will be protected, if necessary, the rights of holders of securities giving access to the share capital or beneficiaries of options conferring the right to subscribe new shares or options conferring the right to buy existing shares or beneficiaries of performance shares (including through cash adjustments);

•	generally, enter into all agreements, in particular to ensure the successful completion of the contemplated issuance(s), and take all measures and accomplish all formalities required for the issuances and financial administration of the securities referred to in this resolution and the exercise of the rights attached thereto;

•	duly record completion of each capital increase and amend the by-laws accordingly;

9.	formally notes that, with effect from the date hereof, this delegation cancels any unused part of any previous delegation granted for the same purpose, i.e. any delegation relating to issuance without preferential subscription rights to the benefit of a determined category of persons who meet certain criteria, covering the securities and operations referred to in this resolution, with the exception that this delegation neither cancels nor overrules resolution n° 3 approved by the Extraordinary Shareholders’ meeting held on May 26, 2016;

10.	notes that the Board of Directors will report annually to the following Shareholders’ Meeting, in accordance with the law and regulations, on the use made of the delegation granted by this resolution;

Second resolution (Delegation of authority to be granted to the Board of Directors to issue, with waiver of the shareholders’ preferential subscription rights, shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code through private placements in accordance with Article L. 411-2 II of the French Monetary and Financial Code)

Pursuant to the quorum and majority requirements of Extraordinary Shareholders’ Meetings, in accordance with Articles L. 225-129 et seq. of the French Commercial Code, including Articles L. 225-129-2, L. 225-135 and L. 225-136 of this Code and in accordance with Article L. 228-91 et seq. of the same Code, the Shareholders’ Meeting, having considered the report of the Board of Directors and the special report of the statutory auditors presented in accordance with Articles L. 225-135, L. 225-136 and L. 228-92 of the French Commercial Code, and having acknowledged that the share capital of the company is fully paid-up:

1.	delegates its authority to the Board of Directors to decide, at its own initiative, on one or more occasions, in France or abroad, in such proportions and at such times as the Board of Directors shall determine, in euro or in another currency or monetary unit established by reference to several currencies, with or without any premium, for valuable consideration, the issuance of (i) ordinary shares or (ii) securities governed by Article L. 228-92 alinea 1 of the French Commercial Code (a) giving access immediately or in the future, at any time or on a fixed date, through subscription, conversion, exchange, redemption, presentation of a warrant or by any other means, to shares of the Company or (b) entitling its holder to the allotment of debt securities, it being stipulated that subscription for such shares and other securities may be in cash, by the set-off of debts or in part by the capitalization of reserves, profits or premiums.

2.	sets the period of validity of this delegation of authority to 26 months from the date hereof;

3.	resolves to cancel the preferential subscription right of shareholders in respect of the securities which may be issued pursuant to this delegation;

4.	resolves to set the following limits to capital increases in the event the Board of Directors uses this delegation of authority:

•	the maximum nominal amount of the capital increase(s) that may be carried out immediately or in the future pursuant to this authorization is set to €1,200,000 (i.e., for information purposes the equivalent of 12 million ordinary shares or circa 15.28% of the Company’s share capital as of the date of this Meeting);

•	these limits will be increased, if necessary, by the nominal amount of ordinary shares that may be issued in order to protect the rights of holders of securities giving access to the share capital of the Company or beneficiaries of options conferring the right to subscribe new shares or options conferring the right to buy existing shares or beneficiaries of performance shares, in accordance with applicable law or regulations or applicable contractual provisions;

•	the nominal amount of the capital increase(s) that may be carried out pursuant to this delegation of authority will count towards the global limit set in the fifth resolution below, or, as the case may be, the global limit which might be set in a similar resolution that may supersede this resolution during the period of validity of this delegation;

5.	resolves to set the following limits to the issuance of debt securities in the event the Board of Directors uses this delegation of authority:

•	the maximum nominal amount of debt securities that may be issued, immediately or in the future, pursuant to this delegation of authority is set to € 100 million, or the equivalent in any other currency or monetary unit established by reference to several currencies;

•	this limit will be increased, if necessary, by any redemption premium in excess of the par value;

•	this limit is independent from the amount of debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Articles L. 228-36-A, L. 228-40, L. 228-92 alinea 3, L. 228-93 alinea 6 and L. 228-94 alinea 3 of the French Commercial Code;

•	the nominal amount of any debt securities that may be issued pursuant to this delegation of authority will count towards the global limit set in the fifth resolution below, or, as the case may be, the global limit which might be set in a similar resolution that may supersede this resolution during the period of validity of this delegation;

6.	formally notes that this delegation of authority entails an unconditional cancellation, in favor of the holders of securities giving access to the capital of the Company, of the shareholders’ preferential subscription rights in respect of the shares to which the said securities will give access to;

7.	formally notes that, pursuant to article L. 225-134 of the French Commercial Code, if irreducible, and, if applicable, reducible subscriptions do not absorb the entire capital increase, the Board of Directors may use, on the conditions stipulated by law and in the order it sees fit, any or all of the options listed below:

•	distribute, at its sole discretion, all or part of the unsubscribed securities; or

•	generally, limit the capital increase to the amount of subscriptions, provided that, after using, as the case may be, the abovementioned options, this amount reaches at least three quarters of the capital increase decided upon;

8.	resolves that

•	the subscription price of a new share or a new security will result from offer and demand;

9.	resolves that the Board of Directors will have all necessary powers to implement this delegation of authority, and in particular to:

•	decide to increase the capital and/or determine the securities to be issued and the nature and number of the ordinary shares and securities to be issued, their characteristics (in particular the terms for exercising any rights attached, as the case may be, to shares or securities to be issued), the price, the amount of the issuance premium and the other terms and conditions of the issuance, and, in particular, set the date, which may be retrospective, from which the new shares will rank for dividend;

•	determine, in the case of the issuance of bonds or other debt instruments, in accordance with Article L. 228-92 alinea 1 of the French Commercial Code, whether they are subordinated or not (and, if so, their rank of subordination, governed by Article L. 228-97 of the French Commercial Code), set their interest rate (interest rate which may be fixed or variable, or zero-coupon or indexed), specify, if applicable, any circumstances of compulsory or optional suspension or cancellation of interest payments, stipulate their term (fixed or perpetual), and the possibility of a reduction or increase in their nominal value, and set the other terms of issuance (including the granting of guarantees or security interests) and of amortization (including the possibility of redemption by delivery of Company’s assets);

•	decide, if necessary, that such securities may be accompanied by warrants entitling their holders to the allotment, acquisition or subscription of bonds or other debt instruments, or provide the capacity for the Company to issue debt securities (fungible or not) in lieu of interest payment suspended by the Company, or take the form of complex debt instruments in the sense understood by the market authorities (for example, due to their redemption or remuneration terms or other rights such as indexation or option rights);

•	amend, during the life of the relevant securities, the above terms, in compliance with the applicable formalities;

•	determine the method of payment for the shares or securities to be issued immediately or in the future;

•	set the terms on which the Company will have, at any time or during specified periods, the right to purchase or exchange the securities issued or to be issued on the stock exchange, whether or not such purchase or exchange be made with a view to cancellation thereof in accordance with the law;

•	allow for the option of suspending the exercise of the rights attached to the issued securities as permitted by relevant laws and regulations;

•	charge the costs of the capital increase to the amount of the associated premiums and deduct from said amount the sums necessary to fund the statutory reserve (“réserve légale”) up to 10% of the new amount of capital resulting from the capital increase, the remaining sums being available for allocation as the Board of Directors or the Ordinary Shareholders’ Meeting may see fit;

•	make all adjustments in order to take account of the impact of transactions on the Company’s share capital, in particular in the event of a change in the nominal value of the share, capital increase through capitalization of reserves, free allotment of performance shares, stock split or reverse stock split, distribution of dividend, reserves or premiums or any other assets, redemption of capital, or any other transaction affecting shareholders’ equity or the share capital, and set all other conditions under which will be protected, if necessary, the rights of holders of securities giving access to the share capital of the Company or beneficiaries of options conferring the right to subscribe new shares or options conferring the right to buy existing shares or beneficiaries of performance shares (including through cash adjustments);

•	generally, enter into all agreements, in particular to ensure the successful completion of the contemplated issuance(s), and take all measures and accomplish all formalities required for the issuance (s) and financial administration of the securities referred to in this resolution and the exercise of the rights attached thereto;

•	duly record completion of each capital increase and amend the by-laws accordingly;

10.	formally notes that, with effect from the date hereof, this delegation cancels any unused part of any previous delegation granted for the same purpose, i.e. any delegation relating to issuance without preferential subscription rights through private placements within the framework of article L. 411-2 II of the French Monetary and Financial Code, covering the securities and operations referred to in this resolution;

11.	notes that the Board of Directors will report annually to the following Shareholders’ Meeting, in accordance with the law and regulations, on the use made of the delegation granted by this resolution.

Third resolution (Delegation of authority to the Board of Directors to increase the number of securities to be issued in the event of a capital increase without preferential subscription rights)

Pursuant to the quorum and majority requirements of an Extraordinary Shareholders’ Meetings, the Shareholders’ Meeting in accordance with Article L. 225-135-1 of the French Commercial Code, having considered the report of the Board of Directors and the special report of the statutory auditors and having acknowledged that the share capital is fully paid-up:

1.	delegates its authority to the Board of Directors to decide to increase the number of securities to be issued, within the limits as to time and quantity specified in the applicable regulations as of the date of the issuance (as of this day, within the thirty days following closing of the subscription and up to a maximum of 15% of the initial issuance) and at the same price as that used for the initial issuance, with a view to granting an over-allotment option with respect to a capital increase without preferential subscription right;

2.	resolves that the nominal amount of the capital increase(s) that may be carried out pursuant to this delegation of authority will count towards the global limit set in the fifth resolution below or, as the case may be, the global limit which might be set in a similar resolution that may supersede this resolution during the period of validity of this delegation.

This delegation of authority is granted for a period of 26 months from the date hereof.

Fourth resolution (Delegation of authority to be granted to the Board of Directors to decide the issuance, with waiver of the shareholders’ preferential subscription rights, of shares or securities governed by Article L. 228-92 alinea 1, of the French Commercial Code reserved for members of saving plans)

Pursuant to the quorum and majority requirements of Extraordinary Shareholders’ Meetings, the Shareholders’ Meeting, having considered the report of the Board of Directors and the special report of the statutory auditors pursuant to Articles L. 225-138-1, L. 225-129, L. 225-129-2, L. 225-129-6 and in accordance with Articles L. 228-91 et seq. of the French Commercial Code and Articles L. 3332- 18 to L. 3332-24 of the French Labor Code:

1.	delegates its authority to the Board of Directors to increase the share capital by issuing to members of company savings plan on one or more occasions, at such times as the Board of Directors shall determine (i) ordinary shares or (ii) securities governed by Article L. 228-92 alinea 1 of the French Commercial Code (a) giving access immediately or in the future, at any time or on a fixed date, through subscription, conversion, exchange, redemption, presentation of a warrant or by any other means, to shares of the Company or (b) entitling its holder to the allotment of debt securities, it being stipulated that subscription for such shares or securities may be in cash, by the set-off of debts or by the capitalization of reserves, profits or premiums, it being understood that the benefit resulting from such allotment may not exceed the legal or regulatory limits applicable under Articles L. 3332-11 to L. 3332-14 and L. 3332-18 to L. 3332-24 of the French Labor Code;

2.	resolves that the beneficiaries of share capital increases so authorized shall be the members of one or more company savings plans (or members of any other plan to whom a capital increase may be reserved on similar conditions pursuant to Articles L. 3332-1 et seq. of the French Labor Code or any similar law or regulation) implemented within a French or foreign entity or group of entities falling within the scope of the Company’s consolidated or combined financial statements pursuant to Articles L. 3344-1 and L. 3344-2 of the French Labor Code;

3.	resolves to cancel, in favor of such beneficiaries, the preferential subscription rights of shareholders in respect of the shares and securities which may be issued pursuant to this delegation of authority and, in the event of an allotment to such beneficiaries of performance shares or securities, any rights to such shares or securities, including the portion of reserves, profits, or premium converted into capital to the extent of the free allotment of said securities on the basis of the present resolution;

4.	sets the period of validity of this delegation of authority to 26 months from the date hereof;

5.	resolves that the maximum nominal amount of the capital increase(s) that may be carried out immediately or in the future pursuant to this authorization is set to €80,000 (i.e., for information purposes the equivalent of 800,000 ordinary shares or circa 1.02% of the Company’s share capital as of the date of this Meeting), it being stipulated that the nominal amount of the capital increase(s) that may be carried out pursuant to this delegation of authority will count towards the global limit set in the fifth resolution below, or, as the case may be, the global limit which might be set in a similar resolution that may supersede this resolution during the period of validity of this delegation;

6.	resolves that the issuance price of the shares or securities giving access to the capital will be determined on the terms stipulated in article L. 3332-18 et seq. of the French Labor Code;

7.	resolves that the Board of Directors will have all necessary powers to implement this authorization, within the limits and on the terms stipulated above, and in particular to:

•	determine the companies whose beneficiaries will be entitled to benefit from the offer, and the conditions to be satisfied by the beneficiaries;

•	determine the type of securities to be issued, their characteristics and terms applicable to their issuance;

•	set the opening and closing dates of the subscription periods;

•	determine the amount of the issuance made pursuant to this delegation of authority and the issuance prices, dates, time periods, and terms applicable to subscription, payment, delivery and date of ranking for dividend of the securities (which may be retrospective), the rules of reduction applicable in the case of over-subscriptions, as well as all other terms and conditions of the issuances, subject to applicable legal and regulatory limits;

•	adopt all necessary measures in order to protect the rights of holders of securities giving access to the Company’s share capital or beneficiaries of options conferring the right to subscribe new shares or options conferring the right to buy existing shares or beneficiaries of performance shares in accordance with applicable law or regulations or applicable contractual provisions;

•	duly record the completion of any capital increase(s) up to the amount that will be actually subscribed for, or decide to reduce the amount of the subscription to the amount of the contemplated share capital increase or increase the amount of the said share capital increase so as to ensure that all subscriptions could be satisfied within the limit stipulated by paragraph 5 of this resolution;

•	charge the costs of the capital increase to the amount of the associated premiums and deduct from said amount the sums necessary to fund the statutory reserve (“réserve légale”) up to 10% of the new amount of capital resulting from the capital increase, the remaining sums being available for allocation as the Board of Directors or the Ordinary Shareholders’ Meeting may see fit;

•	prepare all additional report as required by the law;

•	generally, take all measures to ensure the successful completion of the share capital increases, accomplish all related formalities and amend the by-laws accordingly, to enter into all agreements, and in particular, ensure the successful completion of the contemplated issuances, take all required measures and accomplish all formalities required for the issuance, listing and financial administration of the securities, together with the exercise of the rights attached thereto;

8.	decides that, with effect from the date hereof, the present delegation cancels any unused part of any previous delegation granted to the Board of Directors to increase the Company’s share capital by issuing shares or securities to members of savings plan, without preferential subscription rights, and all stipulated transactions.

Fifth resolution (Global maximum nominal amount of the share capital increases and debt securities issuances that may be carried out pursuant to the authorization granted by resolutions 1 to 4 and the resolution n° 3 approved by the Extraordinary Shareholders’ Meeting held on May 26, 2016)

The General Shareholder Meeting, voting under the quorum and majority conditions required for extraordinary general shareholders’ meetings, after having heard (i) the report of the Company's Board of Directors and (ii) the statutory auditor's special report of the Company, decides that:

1.	the global maximum nominal amount of the share capital increases that may be carried out pursuant to the authorization granted the resolutions 1 to 4 of this Meeting is set to € 1,460,000 (i.e., for information purposes the equivalent of 14,600,000 million ordinary shares or circa 18.59% of the Company’s share capital as of the date of this Meeting), it being specified that (i) this maximum amount also includes any capital increases decided pursuant to the resolution n° 3 approved by the Extraordinary Shareholders’ Meeting held on May 26, 2016, and (ii) this limit will be increased, if necessary, by the nominal amount of ordinary shares that may be issued in order to protect the rights of holders of securities giving access to the share capital of the Company or beneficiaries of options conferring the right to subscribe new shares or options conferring the right to buy existing shares or beneficiaries of performance shares, in accordance with applicable law or regulations or applicable contractual provisions (if any);

2.	the global maximum nominal amount of the debt securities issuances that may be carried out pursuant to the authorizations granted the resolutions 1 to 4 of this Meeting is set to € 100 million or the equivalent in any other currency or monetary unit established by reference to several currencies, it being specified that (i) this maximum amount also includes any issuances decided pursuant to the resolution n° 3 approved by the Shareholders Extraordinary Meeting held on May 26, 2016, and (ii) this limit is to be increased, if necessary, by any redemption premium in excess of the par value and being independent from the amount of debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Articles L. 228-36-A, L. 228-40, L. 228-92 alinea 3, L. 228-93 alinea 6 and L. 228-94 alinea 3 of the French Commercial Code.

Sixth resolution (Authorization to conclude all required administrative formalities)

The Shareholders’ Meeting grants all powers to the holder of an original, copy or excerpt of the minutes of its deliberations, to carry out any filings and formalities, required by law.